Exhibit 99
Additional Information

     Valhi, Inc. ("Valhi"), Harold C. Simmons, Harold C. Simmons' spouse and TIMET Finance Management Company ("TFMC") are the direct holders of approximately 83.1%, 1.1%, 0.6% and 0.5%, respectively, of the outstanding common stock of the issuer, NL Industries, Inc. ("NL"). Titanium Metals Corporation ("TIMET") is the sole stockholder of TFMC.

     Valhi Holding Company ("VHC"), Annette C. Simmons, The Combined Master Retirement Trust (the "CMRT"), Harold C. Simmons, NL Industries, Inc. ("NL"), NL Environmental Management Services, Inc. ("NL EMS"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Amended and Restated Deferred Compensation Trust (the "CDCT"), Valhi, Inc. ("Valhi") and The Annette Simmons Grandchildren's Trust (the "Grandchildren's Trust") are the holders of approximately 30.9%, 11.5%, 9.5%, 3.1%, 1.0%, 0.3%, 0.3%, 0.1%, less than 0.1%
and less than 0.1%, respectively, of the outstanding shares of common stock of TIMET. The ownership of Ms. Simmons includes 20,824,200 shares of the issuer's common stock that she has the right to acquire upon exercise of 1,561,815 shares of the issuer's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that she directly owns. The percentage ownership of the issuer's common stock held by Ms. Simmons assumes the full conversion of only the shares of Series A Preferred Stock owned by her.

     NL EMS is a wholly owned subsidiary of the issuer. VHC, the Foundation, the CDCT and the CMRT are the direct holders of 92.1%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran Corporation ("Contran") are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice. Contran is also the holder of approximately 90.1% of the outstanding common stock of Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or is held by Mr. Simmons or persons or entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     Harold C. Simmons is the chairman of the board and chief executive officer of the issuer and the chairman of the board of each of TIMET, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     The Foundation directly holds approximately 0.3% of the oustanding shares of TIMET common stock and 0.9% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold
C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The CDCT directly holds approximately 0.1% of the outstanding shares of TIMET common stock and 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT. Contran established the CDCT as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT; (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 9.5% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt. Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Contran's board of directors selects the trustee and members of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT. He disclaims beneficial ownership of any shares held by the CMRT or the CDCT, except to the extent of his individual vested beneficial interest, if any, in the assets held by the CMRT or the CDCT.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares of NL common stock that Valhi and TFMC hold directly. However, Mr. Simmons disclaims beneficial ownership of the shares of NL common stock beneficially owned, directly or indirectly, by any of such entities.

     NL and a subsidiary of NL directly own 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL own directly as treasury stock for voting purposes and for the purposes of this statement are not deemed outstanding.

     Annette C. Simmons is the wife of Harold C. Simmons and direct owner of 269,775 of the issuer's common stock, 1,561,815 shares of the Series A Preferred Stock, 177,275 shares of TIMET common stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such securities. Mr. Simmons disclaims beneficial ownership of all securities that his spouse holds directly.

     Mr. Harold C. Simmons is the direct owner of 555,300 shares of the issuer's common stock, 5,057,974 shares of TIMET common stock and 3,383 shares of Valhi common stock.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries are the grandchildren of his spouse is the direct holder of 17,432 shares of TIMET common stock and 36,500 shares of Valhi common stock. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares of Valhi common stock the trust holds. Mr. Simmons disclaims beneficial ownership of any shares of Valhi common stock that this trust holds.